UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.     )*


                            CFC International, Inc..
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   125252-10-6
                  ---------------------------------------------
                                 (CUSIP Number)

                                D. Mark McMillan,
                               Bell, Boyd & Lloyd,
                       70 West Madison Street, Suite 3300,
                             Chicago, Illinois 60602
                                  312/372-1121
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 19, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
CUSIP No.         125252-10-6
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        NAMES OF REPORTING PERSONS
  1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Roger F. Hruby
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  2
                                                            (a)
                                                            (b)
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        SEC USE ONLY
  3
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        SOURCE OF FUNDS
  4
            Not applicable.
------- ---------------------------------------------------------------------
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        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
  5
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        CITIZENSHIP OR PLACE OF ORGANIZATION
  6
            United States of America
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--------------------- ----- -------------------------------------------------
                            SOLE VOTING POWER
     NUMBER OF         7
                                2,374,131 Shares
       SHARES

     NUMBER OF
                      ----- -------------------------------------------------
                            SHARED VOTING POWER
    BENEFICIALLY       8
                                0 Shares
      OWNED BY



      OWNED BY
                      ----- -------------------------------------------------
                            SOLE DISPOSITIVE POWER
        EACH           9
                                1,947,171 Shares
     REPORTING

       PERSON
                            -------------------------------------------------
                      -----
                            SHARED DISPOSITIVE POWER
       PERSON          10
                                0 Shares
        WITH
--------------------- ----- -------------------------------------------------
------- ---------------------------------------------------------------------
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
  11
            2,374,131
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       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
  12
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       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  13
           59.3%
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       TYPE OF REPORTING PERSON
  14
           IN
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






ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of CFC International, Inc. (the "Company") which has its principal executive office at 500 State Street, Chicago Heights, Illinois 60411.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Roger F. Hruby ("Mr. Hruby"). Mr. Hruby is the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Hruby's business address is 500 State Street, Chicago Heights, Illinois 60411. Mr. Hruby is a citizen of the United States of America.

         During the past five years, Mr. Hruby has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is, as a result of such proceeding, subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Immediately after the closing on November 22, 1995 of its initial public offering of 1,200,000 shares of Common Stock (the "Initial Public Offering"), Mr. Hruby beneficially owned 2,699,147 shares of Common Stock, which ownership has been previously reported on Schedule 13G by Mr. Hruby. This amount included (i) 1,130,884 shares owned by Mr. Hruby prior to the Initial Public Offering, (ii) 29,005 shares of Common Stock issued to Mr. Hruby immediately prior to the Initial Public Offering in exchange for his minority interests in the Company's subsidiaries, (iii) 1,005,231 shares of Common Stock owned by RFH Investments, L.P., of which Mr. Hruby is the managing partner, and (iv) 534,027 shares of Common Stock beneficially owned by Mr. Hruby pursuant to an irrevocable proxy from Dennis W. Lakomy, Vice President, Chief Financial Officer, and a director of the Company, Robert J. DuPriest, the former President, Chief Operating Officer and a director of the Company, and William G. Brown, a director of the Company, for shares Mr. Lakomy, Mr. DuPriest, and members of Mr. Brown's family owned immediately prior to the Initial Public Offering.

         Subsequent to the closing of the Initial Public Offering, Mr. Hruby has acquired 8033 shares of Common Stock in his 401(k) retirement plan. The 62,826 shares of Common Stock owned by Mr. DuPriest, and subject to an irrevocable proxy held by Mr. Hruby, were repurchased by the Company on January 12, 1998 and are no longer outstanding or beneficially owned by Mr. Hruby. In addition, Mr. Hruby has acquired, pursuant to an irrevocable proxy dated January 19, 1999, voting power with respect to 50,000 shares of Common Stock beneficially owned by Richard L. Garthwaite, the President and Chief Operating Officer of the Company, as discussed in Item 6 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Hruby acquired the shares of Common Stock beneficially owned by him for the purpose of investment.

         Mr. Hruby has no present plans or proposals which relate to or would result in any of the following (although Mr. Hruby reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the Company's business or corporate structure; (vi) any material change in the present capitalization or dividend policy of the Company; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Company, in its Quarterly Report on Form 10-Q dated November 10, 1998, reported that there were 3,953,123 issued and outstanding shares of Common Stock as of October 31, 1998. Mr. Hruby currently beneficially owns 2,374,131 shares of Common Stock, representing approximately 59.3% of the issued and outstanding number of shares of Common Stock (giving effect to the conversion of all of the Class B Stock, as defined below, into Common Stock). This amount includes (i) 982,777 shares of Common Stock owned by Mr. Hruby directly, (ii) 964,394 shares of Common Stock owned by RFH Investments, L.P., of which Mr. Hruby is the managing general partner, and (iii) 521,201 shares of Common Stock beneficially owned by Messrs. Lakomy and Garthwaite and members of Mr. Brown's family for which Mr. Hruby holds an irrevocable voting proxy. The above amount does not include 518,170 shares of Class B common stock, par value $.01 per share, of the Company ("Class B Stock") owned by RFH Investments, L.P. The Class B Stock is identical in all respects to the Common Stock except that it has no voting rights and it is convertible on a one-for-one basis into Common Stock at the option of the holder provided such holder is not a Hruby Family Member (as such term is defined in the Company's Certificate of Incorporation), which includes RFH Investments, L.P.

         See Item 3 for  additional  information  which may be  required by this
Item 5. Except as described in Item 3, no transactions in Common Stock were effected during the past 60 days by the Reporting Persons.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Hruby has an irrevocable voting proxy for 471,201 shares of Common Stock beneficially owned by Mr. Lakomy and members of Mr. Brown's family. A copy of the Irrevocable Proxy Agreement dated August 23, 1995 by and among Messrs. Hruby, Lakomy, DuPriest, and the William Gardner Brown 1993 GST Trust is attached hereto as Exhibit 1. Mr. Hruby also has an irrevocable voting proxy for 50,000 shares of Common Stock beneficially owned by Mr. Garthwaite. A copy of the Restricted Stock and Irrevocable Proxy Agreement dated January 19, 1999 by and among the Company, Mr. Hruby, and Mr. Garthwaite relating to such shares is attached hereto as Exhibit 2.

         See Items 2 and 3 for additional information which may be required by this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.          Description

              1. Irrevocable Proxy Agreement dated August 23, 1995 by and among Messrs. Hruby, Lakomy, DuPriest, and the William Gardner Brown 1993 GST Trust

              2. Restricted Stock and Irrevocable Proxy Agreement dated January 19, 1999 by and among the Company, Mr. Hruby, and Mr. Garthwaite

                                    SIGNATURE





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January __, 1999                       /s/ Roger F. Hruby
                                               --------------------------
                                               Roger F. Hruby